Exhibit 20.1

INTRADO ANNOUNCES FIRST QUARTER 2003 RESULTS

Cash Flow of $2.6 million, Earnings Per Diluted Share of $0.07 on Total
Revenue of $29.9 million, up 24% from 2002

April 24, 2003 (Longmont, Colo.) — Intrado Inc. (NASDAQ: TRDO), the nation’s leading provider of solutions that manage and deliver mission-critical information for telecommunications providers and public safety organizations, today announced its financial results for the first quarter ended March 31, 2003.

•                  For the three months ended March 31, 2003, the Company reported revenue of $29.9 million, up 24% from $24.2 million in the first quarter last year.

•                  Net income for the first quarter of 2003 was $1.1 million, or $0.07 per fully diluted share, compared to $313,000, or $0.02 per fully diluted share, for the same period in 2002, a 250% increase.  The first quarter 2003 net income includes tax expense of $629,000, a 35.5% effective tax rate.

•                  Cash flow for the first quarter was $2.6 million, compared to a negative $4.5 million for the same period in 2002.

•                  Free cash flow (cash from operations, less cash used in investing activities) for the first quarter of 2003 was $4.2 million, compared to a negative $3.7 million for the same period in 2002.

•                  Intrado reiterates full year 2003 guidance as previously released in December 2002.

“We delivered solid year-over-year growth in revenue, net income and cash flow this quarter” said George Heinrichs, President and Chief Executive Officer of Intrado.  “Our underlying business model performed well as we continue to build long-term value through our new service offerings.  These results are excellent indicators of our ability to build on the positive earnings and cash flow momentum we established last year.  We believe that free cash flow, along with comparable cash flow measurements, provides an important gauge of our ability to retire debt and invest in new business opportunities.”

“Our core wireline and wireless business units posted favorable results reflecting the underlying strength of both our recurring and non-recurring revenue streams and we are on plan for the first half of the year.  During the first quarter, we saw growing acceptance of our new service offerings, as evidenced by our recent contract announcements. These important contract wins for Intrado demonstrate the contributions these offerings will make to Intrado’s future revenue streams,” concluded Heinrichs.

Recent Highlights

•                  Intrado announced a partnership with Vonage, the leading provider of digital telephone service, that will allow emergency calls to be handled over a Voice over Internet Protocol (VoIP) network.  Intrado’s VoIP Emergency Calling Service, coupled with Vonage’s offering, will provide a highly reliable solution that interfaces to the Public Switched Telephone Network.

•                  Arapahoe County, Colorado signed an agreement to implement Intrado’s IntelliCastSM Target Notification service, thereby providing the means to rapidly notify and instruct its 130,000 citizens in emergencies.

•                  Intrado established a relationship with Microsoft’s MapPoint Business Unit and expanded our affiliation with Mobilaris, a premier provider of middleware for location-based services, to develop and deliver location intelligence, community information, entertainment, and select business enterprise applications to wireless carriers.

•                  The City of New Orleans adopted IntelliCast Target Notification as part of its Safe City initiative, acknowledging the value of IntelliCast for notifying and evacuating residents during hurricanes and adding approximately 465,000 lines to the service offering.

•                  VarTec Telecom, Inc., a leading provider of local and long distance service, has signed a contract for IntelliBaseSM Billing Name and Address direct services, an extension of IntelliBase NRLLDB.

•                  Intrado added approximately 5 million new telephone numbers to the IntelliBase NRLLDB by signing several competitive local exchange carriers (CLECs) as input providers.  IntelliBase NRLLDB now houses more than 46% of CLEC Access Lines.

Business Unit Performance Summary

The Company makes a continuous effort to realize incremental operating efficiencies and has recently realigned its internal operating units by aggregating similar service offerings under common supervision.  As a result of these efforts, the Company has condensed its operating segments into three business units:  Wireline, Wireless and New Markets.  Wireline includes the former ILEC and CLEC Business Units, the wireline portion of the former Direct Business Unit and the Call Handling Products division.  Wireless continues to include services and products related to wireless carriers.  New Markets, which carries responsibility for services and products that are in the early stages of development or market penetration, currently includes IntelliCastSM and IntelliBaseSM NRLLDB.

Beginning in the first quarter of 2003, for segment financial reporting purposes, the Company will begin allocating expenses from Corporate support groups to Wireline, Wireless and New Markets based on the percentage of total company revenue each unit generates in the reported period.  The Company believes this change will improve segment financial reporting in that operating income or loss generated and reported at each unit will be fully burdened with all operating expenses of the Company.  The expenses allocated from Corporate will be shown as a separate line item below direct and indirect costs.

Beginning with the most recent fiscal quarter, ending March 31, 2003, formal segment financial results are reported consistent with realigned operations.

Wireline:  Revenue for Wireline increased to $20.9 million in the first quarter of 2003, up 8.9% from $19.2 million in the first quarter of 2002.

Wireless:  Wireless revenue for the first quarter of 2003 grew 76% to $8.6 million, up from $4.9 million in the first quarter of 2002.

New Markets:  New Markets revenue increased 137%, from $157,000 for the first quarter of 2002 to $372,000 in the first quarter of 2003.

Indirect Overhead Expenses: Total indirect overhead expenses increased to $11.1 million in the first quarter of 2003, up 5% from $10.6 million in the first quarter of 2002.

Intrado finished the quarter with $15.5 million in cash, up $2.6 million from $12.9 million at December 31, 2002.  The increase in cash was primarily a function of improvements in free cash flow, including net cash provided by operating activities in the first quarter of $6.6 million, offset by ongoing investments in software development projects of $1.4 million and capital expenditures of $0.9 million.

As of March 31, 2003, Intrado recorded $5.3 million in mandatorily redeemable preferred stock related to the acquisition of Lucent Public Safety Systems in 2001.  The Company expects to record a final additional preferred stock obligation of at least $7.0 million during the second quarter of 2003.  The preferred stock will be redeemed in cash over the next 27 months.

Days sales outstanding (DSOs) were 59 at March 31, 2003.  (DSOs equal gross accounts receivable, divided by the quotient of total quarterly revenue divided by 90 days).

As of March 31, 2003, Intrado had $4.7 million available under its revolving line of credit with GE Capital and an additional $3.0 million under existing capital lease facilities.

Second Quarter 2003 Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from current expectations.

Intrado’s expectations for second quarter 2003 revenue range between $29.1 million and $30.5 million, reflecting steady improvements in Wireless performance, moderately slower than anticipated penetration of New Markets services and Wireline’s delivery and realization of approximately $1.2 million in revenue in the first quarter of 2003 for licensed products that were originally planned for delivery in the second quarter of 2003.

Our second quarter 2003 expectations for net income range between $1.3 and $2.0 million, with an estimated effective tax rate of 35.5%.  On a diluted basis, second quarter 2003 earnings per share is expected to range between $0.09 and $0.13 per share on a projected share base of 16.5 million.

Intrado anticipates that free cash flow will range between $2.3 million and $3.3 million in the second quarter of 2003, consisting of net cash provided by operating activities between $5.0 million and $6.0 million less estimated capital expenditures of $1.4 million and estimated capitalized software development costs of $1.3 million.  Additions to cash balances in the second quarter are estimated to range between nil and $1.0 million.

Additionally, Intrado provides the following performance guidance for each of its three business units and for indirect overhead expenses:

Wireline:  Expectations for second quarter 2003 revenue range between $19.3 and $20.2 million.  Direct costs and expenses are estimated to be approximately $9.5 million.

Wireless:  Outlook for second quarter revenue ranges between $9.1 and $9.5 million.  Direct costs and expenses are estimated to be approximately $4.9 million.

New Markets:  Outlook for second quarter revenue is approximately $0.7 million to $0.8 million.  Direct costs and expenses are estimated to be approximately $1.2 million.

Indirect Overhead Expenses:  Intrado expects second quarter 2003 sales and marketing, general and administrative and research and development costs and expenses to be approximately $4.4 million, $6.3 million and $600,000, respectively.

Intrado also reaffirmed full-year 2003 guidance as previously announced on December 20, 2002.

Conference Call Webcast

Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on April 24, 2003 at 4:30 p.m. ET, 2:30 p.m. MT, and 1:30 p.m. PT to discuss first quarter 2003 results.  To participate, access the Company’s Web site at www.intrado.com and click on the Intrado® Q1 Earnings Call Webcast button under the caption “Headlines.”

About Intrado

Founded in 1979, Intrado Inc. (NASDAQ: TRDO) is pioneering the technology of Informed ResponseTM by providing telecommunications companies and public safety organizations with accurate, efficiently delivered, mission-critical information—enabling them to respond effectively, anywhere and anytime, regardless of location, device or protocol.

The Company’s unparalleled industry knowledge in systems engineering of complex, integrated data and telephony environments and critical operations management reduces the effort, cost and time associated with providing reliable communications information for 9-1-1, safety and commercial applications.  Intrado recently received International Organization of Standardization (ISO) 9001-2000 certification.  To receive Intrado press releases and Company updates via e-mail, please register at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain of the information set forth herein, including days sales outstanding and free cash flow, may be considered non-GAAP financial measures.  Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the company’s operating performance and capital resources.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including the following:

•                  Our reliance on large contracts from a limited number of significant telecommunications customers and, especially in light of recent competitive pressures in the telecommunications industry, their ability to pay for our services;

•                  Fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Our ability to retain key executives, particularly George K. Heinrichs, our co-founder, President, Chief Executive Officer and Chairman of the Board;

•                  Competition in service, price and technological innovation from entities with substantially greater resources than us;

•                  Our ability to integrate businesses and assets that we may acquire;

•                  Constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

•                  Our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and IntelliCastSM Target Notification services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

•                  Developments in governance, accounting and financial regulation and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact
Michael D. Dingman, Jr.
Chief Financial Officer
Intrado Inc.
720.494.6504 mdingman@intrado.com

[Financial Tables to Follow]

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INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED MARCH 31,

	2003	2002

Revenue:
Wireline business unit	$20,871	$19,209
Wireless business unit	8,626	4,873
New markets business unit	372	157
Total revenue	29,869	24,239

Costs and expenses:
Wireline business unit	10,287	9,280
Wireless business unit	5,256	3,461
New markets business unit	1,215	371
Sales and marketing	4,410	4,529
General and administrative	6,097	5,079
Research and development	602	979
Total costs and expenses	27,867	23,699
Income from operations	2,002	540

Other income (expense):
Interest and other income	35	57
Interest and other expense	(266)	(284)
Net income before income taxes	1,771	313

Income tax expense	629	-

Net income	$1,142	$313

Net income per share:
Basic	$0.07	$0.02
Diluted	$0.07	$0.02

Shares used in computing net income per share:
Basic	15,502,936	15,081,952
Diluted	15,862,929	16,772,595

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	March 31,	December 31,
	2003	2002
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$15,527	$12,895
Short-term Investments	-	-
Accounts receivable, net of allowance for doubtful accounts of approximately $637 and $589, respectively	18,857	14,900
Unbilled revenue	438	6,165
Inventory	362	382
Prepaids and other	1,802	1,762
Deferred contract costs	3,077	3,196
Deferred income taxes-current portion	9,931	4,091

Total current assets	49,994	43,391

Property and equipment, net	29,066	30,277
Goodwill, net of accumulated amortization of $1,394	17,052	11,716
Other intangibles, net of accumulated amortization of $4,410 and $3,823, respectively	7,347	7,934
Deferred income taxes	2,507	8,916
Deferred contract costs	3,027	2,710
Software development costs, net	12,121	11,760
Other assets	555	676

Total assets	$121,669	$117,380

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$10,187	$8,646
Current portion of capital lease obligations	3,217	3,131
Current portion of note payable	917	917
Payable to Lucent	1,198	2,395
Mandatorily redeemable preferred stock payable	1,889	-
Deferred contract revenue	12,286	10,280

Total current liabilities	29,694	25,369

Capital lease obligations, net of current portion	1,762	2,689
Line of credit	8,000	8,000
Deferred rent, net of current portion	1,461	1,424
Notes payable, net of current portion	1,667	1,833
Mandatorily redeemable preferred stock payable	3,447	-
Deferred contract revenue	8,076	12,346

Total liabilities	54,107	51,661

Stockholders' equity:
Common stock	15	15
Additional paid-in-capital	81,637	80,936
Accumulated deficit	(14,090)	(15,232)
Total stockholders' equity	67,562	65,719

Total liabilities and stockholders' equity	$121,669	$117,380

INTRADO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2003	2002

Cash flows from operating activities:
Net income	$1,142	$313
Adjustments to reconcile net income to net cash provided by (used in) operating activities-
Depreciation and amortization	4,032	1,997
Tax benefit for stock option exercises	60	-
Stock-based compensation	-	31
Other adjustments	57	181
Change in-
Accounts receivable and unbilled revenue	1,722	4,273
Inventory	20	1,369
Prepaids and other	81	(2,109)
Deferred contract costs	(198)	640
Deferred income taxes	569	-
Accounts payable and accrued liabilities	1,367	(4,010)
Deferred revenue	(2,264)	(1,318)
Net cash provided by operating activities	6,588	1,367

Cash flows from investing activities:
Acquisition of property and equipment	(929)	(2,886)
Capitalized software development costs	(1,428)	(2,157)
Net cash used in investing activities	(2,357)	(5,043)

Cash flows from financing activities:
Principal payments on capital lease obligations	(877)	(963)
Repayments on note payable and Lucent inventory payable	(1,363)	-
Proceeds from exercise of stock options and warrants	641	163
Net cash used in financing activities:	(1,599)	(800)
Net increase (decrease) in cash and cash equivalents	2,632	(4,476)
Cash and cash equivalents, beginning of period	12,895	15,716
Cash and cash equivalents, end of period	$15,527	$11,240

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$36	$1,457